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Cardiol Therapeutics Announces Year-End 2021

Update on Operations

• Expanded the Phase II/III LANCER clinical trial in patients with cardiovascular disease (CVD), or significant CVD risk factors, who are hospitalized with COVID-19

• Received authorization from the FDA to proceed with the Company's IND to commence a Phase II multi-national clinical trial in patients with acute myocarditis

• Made strategic appointments to senior management team

• Listed on the NASDAQ stock exchange

• Ended 2021 with cash and cash equivalents of $83.9M

Oakville, ON - March 24, 2022 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory therapies for the treatment of cardiovascular disease ("CVD"), today announces its year-end 2021 update on operations following the filing of its audited Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2021. Both are available under the Company's profile on SEDAR at sedar.com and on the Company's website at cardiolrx.com.

David Elsley, President and Chief Executive Officer of Cardiol Therapeutics, commented: "In 2021 Cardiol Therapeutics accomplished several important goals. We progressed novel product development, key basic research initiatives, and clinical programs focused on advancing the development of our pharmaceutically produced cannabidiol formulations for use as an anti-fibrotic and anti-inflammatory therapy in cardiovascular disease. Strategic appointments to our management team, Board of Directors, and advisory panels added invaluable industry experience and expertise. We fortified our financial position raising $98 million in gross proceeds and we listed on the Nasdaq to support our efforts to increase awareness of Cardiol within the U.S. financial community. Cardiol is now well positioned to continue pursuing its objective of developing new treatment options to improve the health and quality of life for patients living with heart disease, who are currently underserved by available therapies."

Highlights during the 2021 Fiscal Period

• In March, Dr. Andrew Hamer joined the Company as Chief Medical Officer (CMO). Dr. Hamer leads the research and development of Cardiol's clinical-stage products and guides the development of additional novel therapeutics in the Company's pipeline. He brings 30 years of experience in the global life sciences industry, medical affairs, and cardiology practice to Cardiol and most recently served as Executive Director, Global Development-Cardiometabolic at California-based Amgen Inc.

• In April, Cardiol released topline results from a Phase I single and multiple ascending dose clinical trial of CardiolRx™. The results showed that CardiolRx™ was safe and generally well tolerated at all dose levels, with no serious adverse events reported. Despite the relatively high doses of CardiolRx™ administered during the study, there were no ECG or abnormal laboratory findings after six days of dosing. The results of the study formed an integral part of the Company's Investigational New Drug Application ("IND") with the U.S. Food and Drug Administration ("FDA") for an international Phase II clinical trial in acute myocarditis.

• In April, the Company achieved first patient enrolled in the Phase II/III LANCER trial. LANCER is designed to evaluate the efficacy and safety of CardiolRx™ as a cardioprotective therapy to reduce major cardiovascular and respiratory events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx™ has on key biomarkers associated with heart disease.

• In July, Cardiol's Board of Directors appointed Dr. Guillermo Torre-Amione as the new Chairman. Dr. Torre-Amione has been an independent director of Cardiol since August 2018 and is Professor of Cardiology at the Methodist Hospital Research Institute, Professor of Medicine at the Weill Cornell Medical College of Cornell University, and President of TecSalud del Tecnológico de Monterrey, Mexico. Dr. Torre-Amione is also former Chief of the Heart Failure Division and former medical director of Cardiac Transplantation at the Houston Methodist DeBakey Heart & Vascular Center.

• In August, the FDA provided clearance to proceed with the Company's IND to commence a Phase II, multi-national, randomized, double-blind, placebo-controlled trial designed to study the efficacy and safety of CardiolRx™, as well as its impact on myocardial recovery, in patients presenting with acute myocarditis. Acute myocarditis remains an important cause of acute and fulminant heart failure and is a leading cause of sudden cardiac death in people less than 35 years of age.

• In August, Cardiol's common shares commenced trading on the Nasdaq under the symbol "CRDL". Nasdaq is the premier global stock exchange for life science and biotechnology companies and provides a platform to increase awareness of the Cardiol story.

• In October, Cardiol expanded the LANCER trial, initially cleared to enroll patients at hospital centers in the United States under an IND authorized by the FDA, to also include several hospital centers in Brazil and Mexico.

• Raised $98 million in gross proceeds from financings completed during 2021, ending the year with cash and cash equivalents of $83.9M.

Outlook

During the next 12 months, the Company expects the following corporate milestones to be the key drivers of shareholder value:

• Completion of patient enrollment into the LANCER Phase II/III trial, designed to evaluate the efficacy and safety of CardiolRx™ as a cardioprotective therapy to reduce major cardiovascular and respiratory events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence of CardiolRx™ on key biomarkers associated with heart disease. It is now recognized that the impact of SARS-CoV-2 infection that causes COVID-19 is not limited to the pulmonary system. People who have had COVID-19 have an increased risk and burden for adverse cardiovascular outcomes (such as acute myocardial infarction, dysrhythmias, pulmonary embolism, pericarditis, myocarditis, stroke, and heart failure) up to one year following their COVID-19 diagnosis. A therapeutic strategy that limits the number or severity of both pulmonary and cardiovascular complications would improve the socioeconomic burden of this disease.

• Initiation of patient enrollment into our Phase II multi-national, randomized, double-blind, placebo-controlled trial designed to evaluate the efficacy and safety of CardiolRx™ in acute myocarditis. Although viral causes of myocarditis are the most common, myocarditis can result from a broad range of infections and can be caused by certain drugs, including chemo-therapeutic agents used to treat several common cancers. Myocarditis can also manifest as post-acute sequelae of SARS-CoV-2 infection and, more recently, has been reported as a rare complication associated with certain vaccines for COVID-19. Cardiol believes there is a significant opportunity to develop its oral formulation of CardiolRx™ as an orphan drug for the treatment of acute myocarditis, for which there is currently no accepted standard of care.

• Advancing our subcutaneous formulation of CardiolRx™ as a potential anti-fibrotic and anti-inflammatory therapy for the treatment of chronic heart failure. Heart failure affects 26 million people in the developed world and remains a leading cause of death and hospitalization, with associated annual healthcare costs in the U.S. alone exceeding $30 billion.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company focused on the research and clinical development of cannabidiol as an anti-fibrotic and anti-inflammatory therapy for the treatment of cardiovascular disease ("CVD"). The Company's lead product candidate, CardiolRx™, is a pharmaceutically produced oral cannabidiol formulation that is being clinically developed for use in cardiovascular medicine.  CardiolRx™ is currently being evaluated in a Phase II/III multi-national, randomized, double-blind, placebo-controlled study (the LANCER trial). LANCER is designed to evaluate the efficacy and safety of CardiolRx™ as a cardioprotective therapy to reduce major cardiovascular and respiratory events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx™ has on key biomarkers associated with heart disease. Cardiol has also received IND authorization from the FDA to conduct a Phase II multi-national, randomized, double-blind, placebo-controlled trial designed to evaluate the efficacy and safety of CardiolRx™ in acute myocarditis, which remains an important cause of acute and fulminant heart failure in young adults and is a leading cause of sudden cardiac death in people less than 35 years of age. In addition, Cardiol is developing a subcutaneous formulation of CardiolRx™ for the treatment of fibrosis and inflammation in the heart that is associated with the development and progression of heart failure - a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the U.S. exceeding $30 billion annually.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to, statements relating to the Company's focus on developing innovative anti-inflammatory therapies for the treatment of CVD, completion of patient enrollment into the LANCER Phase II/III trial, initiation of patient enrollment into our Phase II trial, and advancing our subcutaneous formulation of CardiolRx™ as a potential anti-fibrotic and anti-inflammatory therapy. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it, including Cardiol's ability to successfully initiate and complete patient enrollment in trials and to advance the subcutaneous formulation of CardiolRx™. This forward-looking information is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form dated March 23, 2022, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com